11019235

SEC Mail
Mail Processing
Section

FEB 28 2011

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reynolds DeWitt Securities Company, LLC DBA- RDSC, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Main Street
(No. and Street)

Cincinnati (City) Ohio (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Decosimo and Company, PLLC
(Name – *if individual, state last, first, middle name*)

Suite 1100 - Two Union Square (Address), Chattanooga (City), Tennessee (State) 37402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Louis B. DeTemple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynolds Dewitt Securities Company, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC STATE OF OHIO

Louis B. DeTemple
Signature

President
Title

William H. Wooten III
Notary Public

WILLIAM H. WOOTEN III
Notary Public, State of Ohio
My Commission Expires
January 8, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REYNOLDS DEWITT
SECURITIES COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION, AUDIT REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2010

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

REYNOLDS DEWITT SECURITIES COMPANY, LLC

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
Suite 1100 - Two Union Square
Chattanooga, TN 37402
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

To the Management Board and Member
Reynolds DeWitt Securities Company, LLC
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of Reynolds DeWitt Securities Company, LLC as of December 31, 2010 and 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of financial condition. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Reynolds DeWitt Securities Company, LLC as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic statements of financial condition taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic statements of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic statements of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statements of financial condition taken as a whole.

Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee
February 24, 2011

REYNOLDS DEWITT SECURITIES COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 185,541	$ 255,966
Commissions receivable	21,719	23,699
Equipment and furniture, net of accumulated depreciation of $12,237 for 2010 and 2009	-	-
TOTAL ASSETS	$ 207,260	$ 279,665
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 38,012	$ 50,028
MEMBER'S EQUITY	169,248	229,637
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 207,260	$ 279,665

The accompanying notes are an integral part of the statements of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Reynolds DeWitt Securities Company, LLC, an Ohio limited liability company, operates as a registered securities broker and dealer. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities and clears all transactions through a clearing service. The Company's offices are located in Cincinnati, Ohio, and the Company transacts business on world markets for clients principally in the midwestern and southeastern United States.

The Company is a wholly-owned subsidiary of Osborn Rohs Williams Inc. (formerly Sena Weller Rohs Williams, Inc.).

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed statement of financial condition amounts due to outstanding checks.

COMMISSIONS RECEIVABLE - Commissions receivable consist of amounts due from the Company's clearing firm. The Company performs ongoing credit evaluations of its clearing firm, which is a member of Securities Investors Protection Corporation, and does not require collateral to support receivables. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary.

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

INCOME TAXES - The Company is organized as a limited liability company and the sole member is liable for its proportionate share of the Company's taxable income. Therefore, no liability for income taxes is reflected in these statements of financial condition.

ESTIMATES AND UNCERTAINTIES - The preparation of statements of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through February 24, 2011, the date the statements of financial condition were available to be issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

Osborn Rohs Williams & Donohoe LLC (ORWD LLC) (formerly Sena Weller Rohs Williams, LLC), a wholly-owned subsidiary of Osborn Rohs Williams Inc., shares office space with the Company and pays substantially all expenses of the Company. The Company reimburses ORWD LLC for its share of all expenses on a monthly basis. Accounts payable as of December 31, 2010 and 2009, consisted of $38,012 and $50,028, respectively, payable to ORWD LLC.

ORWD LLC is a registered investment advisor and its portfolio managers place certain securities trades on behalf of their customers through the Company. These trades made up 44% and 64% of the commission revenue for the Company for the years ended December 31, 2010 and 2009, respectively.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's minimum net capital requirement totaled $50,000 as of December 31, 2010 and 2009, and its defined net capital and net capital ratio were $150,658 and 0.25 to 1 as of December 31, 2010, and $220,579 and 0.23 to 1 as of December 31, 2009.

There were no liabilities subordinated to claims of creditors as of December 31, 2010 and 2009, or during each of the years then ended.

SUPPLEMENTARY INFORMATION

REYNOLDS DEWITT SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2010 and 2009

	2010	2009
Net capital		
Total member's equity	$ 169,248	$ 229,637
Less non-allowable assets -		
Furniture and equipment, net	-	-
Other deductions - fidelity bond deductible	(15,000)	(4,000)
Haircuts on securities -		
Money market accounts	(3,590)	(5,058)
Net capital	$ 150,658	$ 220,579
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 38,012	$ 50,028
Percentage of aggregate indebtedness to net capital	25 %	23 %
Minimum net capital required to be maintained (greater of $50,000 or 6-2/3% of aggregate indebtedness)	$ 50,000	$ 50,000
Excess net capital	$ 100,658	$ 170,579
Excess net capital at 1,000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital)	$ 90,658	$ 160,579

Reconciliation with Company's Computation of Net Capital with Audited Computation December 31, 2010

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2010	$ 150,658
Net capital, per above calculation	$ 150,658